UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

Sequans Communications S.A.

(Name of Subject Company (Issuer))

Renesas Electronics Europe GmbH

a wholly owned subsidiary of

Renesas Electronics Corporation

(Name of Filing Person—Offeror)

American Depositary Shares, each representing four (4) Ordinary Shares, nominal value €0.01 per share

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Takahiro Homma

Renesas Electronics Corporation

3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan

+81-3-6773-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jon A. Olsen

Jean A. Lee

Goodwin Procter LLP

520 Broadway, Suite 500

Santa Monica, CA 90401

(424) 252-6400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*	This CUSIP number is assigned to the subject company’s American Depositary Shares, each representing four Ordinary Shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

This Amendment No. 13 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed by Renesas Electronics Europe GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), and a direct wholly-owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 11, 2023 (as amended and supplemented on October 4, 2023, October 5, 2023, October 20, 2023, November 6, 2023, November 13, 2023, November 20, 2023, December 5, 2023, December 18, 2023, December 19, 2023, January 5, 2024, January 22, 2024, February 2, 2024 and February 20, 2024 and as may be further amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding ordinary shares, nominal value €0.01 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents four Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), of Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to the Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9, Item 11 and Item 13.

The Offer to Purchase and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items 1 through 9, Item 11 and Item 13 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	By adding the following text:

“On February 20, 2024, Purchaser announced an extension of the Expiration Date until one minute after 11:59 p.m., New York City time, on March 4, 2024, unless further extended or earlier terminated in accordance with the MoU. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time on February 20, 2024.

The Tender Agent has advised Purchaser that, as of 6 p.m., New York City time, on February 16, 2024, approximately 123,472,744 Ordinary Shares (including Ordinary Shares represented by ADSs) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 44.5% of (a) all Ordinary Shares (including Ordinary Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, restricted share awards, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding (other than Ordinary Shares issuable pursuant to the Convertible Notes), regardless of whether or not then vested, but, in each case, after giving effect to the cancellation of any options, restricted shares or warrants in the manner set forth in the MoU.

Parent and Purchaser expect that the Offer will be consummated promptly following the Expiration Date (as hereby extended and as may be further extended), subject to the satisfaction or waiver of each of the conditions to the consummation of the Offer set forth in the MoU as of the Expiration Date (as hereby extended and as may be further extended).

The joint press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(N) and is incorporated herein by reference.”

2.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Background” is hereby amended and supplemented to add, after the last paragraph in such section on page 34, the following:

“On February 12, 2024, the Company issued an unsecured subordinated note in the principal amount of $9,000,000 to Renesas America pursuant to a Security Purchase Agreement dated February 12, 2024 (the “February 12 Purchase Agreement”). The Company expects to use the proceeds from the financing transaction to partially fund operations. See “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans.

On February 15, 2024, Goodwin informed Orrick that Renesas received, through Renesas’ Japanese tax advisor (“Renesas Tax Advisor”), a conclusive response from the National Tax Agency of Japan (including its subordinate organizations responsible for ruling requests including the Tokyo Regional Tax Bureau) (the “Japanese Tax Authority”), which according to Renesas Tax Advisor, deliberated all arguments and factors previously presented by Renesas, that the consummation of the Merger would trigger taxable gain to Renesas and require Renesas to pay tax under Article 66-6 of Act on Special Measures Concerning Taxations of Japan (the “Taxations Act”). Since execution of the Memorandum of Understanding Sequans’ Japanese tax advisor has received updates from Renesas Tax Advisor concerning Renesas Tax Advisor’s communications with the Japanese Tax Authority. Renesas is of the opinion that this response constitutes an Adverse Japanese Tax Ruling under the MoU and, therefore, the contractual condition in the MoU to the Offer requiring Renesas’ receipt of a confirmation that the Merger, the Demerger and the Merger Squeeze Out not trigger such tax cannot be fulfilled. Both parties are discussing next steps in light of this development.”

3.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Conditions of the Offer” is hereby amended and supplemented to add, after the last bullet in such section on page 43, the following:

“On February 15, 2024, Renesas received, through Renesas Tax Advisor, a conclusive response from the Japanese Tax Authority, which according to Renesas Tax Advisor deliberated all arguments and factors previously presented by Renesas, that the consummation of the Merger would trigger taxable gain to Renesas and require Renesas to pay tax under the Taxations Act. Renesas is of the opinion that this response constitutes an Adverse Japanese Tax Ruling under the MoU and, therefore, the contractual condition to the Offer in the MoU requiring Renesas’ receipt of a confirmation from the Japanese Tax Authority that the Merger, the Demerger and the Merger Squeeze Out not trigger such tax cannot be fulfilled.”

4.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans” is hereby amended and supplemented to add, after the last paragraph in such section on page 57, the following:

“February 2024 Financing Arrangement

On February 12, 2024, Sequans entered into the February 12 Purchase Agreement with Renesas America, pursuant to which Sequans issued an unsecured subordinated note in the principal amount of $9,000,000 (the “February Note”) to Renesas America for a purchase price of $9,000,000. The February Note will mature on the earliest to occur of (a) the written demand by Renesas America after the successful consummation of the Offer, (b) ninety (90) days after the earliest to occur of (i) the termination of the Offer (otherwise than by reason of successful completion thereof) or (ii) the termination of the MoU, or (c) the date a Company Termination Fee is payable. Interest on the February Note accrues at a rate of 9.5% per annum. Pursuant to the February 12 Purchase Agreement and the February Note, Sequans will be required to pay Renesas America 10% of the original principal amount of the February Note in addition to any outstanding principal amount and any accrued and unpaid interest upon termination of the MoU under certain circumstances. The February 12 Purchase Agreement contains customary representations and warranties of Sequans. The February Note contains customary covenants and is subject to customary events of default.

The foregoing summaries of the February 12 Purchase Agreement and the February Note do not purport to be complete and are qualified in their entirety by reference to the February 12 Purchase Agreement and the February Note, copies of which are filed as Exhibits (d)(19) and (d)(20) to the Schedule TO and incorporated by reference herein.”

5.

The information set forth in the second paragraph under the section of the Offer to Purchase entitled “The Tender Offer—Legal Matters; Required Regulatory Approvals—Regulatory Approvals—Taiwan” on page 88 is hereby amended and restated in its entirety to read as follows:

“On October 6, 2023, Purchaser filed with the Taiwan Fair Trade Commission a notification under the Taiwan Fair Trade Act in relation to the Offer and other transactions contemplated by the MoU. On November 29, 2023, Purchaser received a letter of decision from the Taiwan Fair Trade Commission that pursuant to the Taiwan Fair Trade Act, Purchaser may proceed with the Offer and other transactions contemplated by the MoU. As a result, the Taiwan Merger Control Approval condition of the Offer has been satisfied.”

6.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Legal Matters; Required Regulatory Approvals—Regulatory Approvals—France” is hereby amended to add, after the last paragraph in such section on page 88, the following:

“On February 12, 2024, Purchaser received foreign direct investment regulatory authorization from the French Ministère chargé de l’Economie et des Finances to proceed with the Offer and other transactions contemplated by the MoU, subject to the provision of certain covenants and conditions. As a result, the French FDI Approval condition of the Offer has been satisfied.”

Item 12.	Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(N)	Joint Press Release issued by Parent and Sequans on February 20, 2024 announcing the extension of the Offer.

(d)(19)	Security Purchase Agreement, dated February 12, 2024, by and between Sequans and Renesas America attached as Exhibit 4.1 to the Form 6-K filed by Sequans with the Securities and Exchange Commission on February 13, 2024 (incorporated by reference herein).

(d)(20)	Note issued by Sequans dated February 12, 2024 attached as Exhibit 4.2 to the Form 6-K filed by Sequans with the Securities and Exchange Commission on February 13, 2024 (incorporated by reference herein).

Amendments to the Offer to Purchase and Other Exhibits to the Schedule TO.

The information set forth in the Offer to Purchase and Items 1 through 11 and Item 13 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows: All references in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Ordinary Shares Acceptance Form (Exhibit (a)(1)(B)), Form of ADS Letter of Transmittal (Exhibit (a)(1)(C)), ADS Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), ADS Form of Letter to Clients for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(F)) and Summary Advertisement (Exhibit (a)(1)(G)) to the Expiration Date being “one minute after 11:59 p.m., New York City time, on February 20, 2024” are amended and replaced with “one minute after 11:59 p.m., New York City time, on March 4, 2024”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2024

RENESAS ELECTRONICS EUROPE GmbH

By:	/s/ Carsten Jauch
Name:	Carsten Jauch
Title:	Managing Director

RENESAS ELECTRONICS CORPORATION

By:	/s/ Shuhei Shinkai
Name:	Shuhei Shinkai
Title:	Senior Vice President and CFO